UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company)

TIME INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Lauren Ezrol Klein

Executive Vice President, General Counsel and Corporate Secretary

225 Liberty Street

New York, NY 10281

(212) 522-1212

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William D. Regner

Michael A. Diz

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements Items 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Time Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2017 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Meredith”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed by Meredith and Purchaser with the SEC on December 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentence replaces the second sentence of the third paragraph regarding the events that took place on November 18, 2017 under the heading “Background of the Merger; Reasons for the Recommendation—Background of the Merger”:

“The Board considered that the standstill agreements with Party C and Party C’s principal equity investor (as well as those with Party B and Party L), unlike the other standstills entered into by the Company, would not automatically terminate upon entry into a definitive merger agreement; however, the merger agreement under negotiation with Meredith would allow the Company to waive standstill provisions to the extent necessary to permit confidential acquisition proposals (conditioned on the party making the proposal’s agreement that such proposal may be disclosed to Meredith) and the standstills with Party C and Party C’s principal equity investor (like all other standstills entered into by the Company) permitted such parties to make confidential requests for waivers.”

The fifth paragraph under the heading “Financial Analyses and Opinions—Opinions of the Company’s Financial Advisors—Public Company Multiples” is replaced in its entirety with the following:

“Based on this analysis and their professional judgment, the financial advisors selected a reference range of AV/2018E Adjusted OIBDA multiples of 5.0x to 6.0x and applied these multiples to estimated Adjusted OIBDA of $409 million for 2018 for the Company using Wall Street consensus estimates (which is referred to as the “Consensus Street Case”).”

The second and third paragraphs under the heading “Financial Analyses and Opinions—Opinions of the Company’s Financial Advisors—Present Value of Future Stock Price Analysis” are replaced in their entirety with the following:

“Morgan Stanley applied forward AV/2018E Adjusted OIBDA multiples ranging from 5.0x to 6.0x derived from the Comparable Company Trading Analysis discussed above to the Company’s fiscal year 2018 estimated Adjusted OIBDA of $401 million and $409 million as reflected in the Long-Range Plan and the Consensus Street Case, respectively. The resulting implied future stock prices were then discounted to present value using a discount rate of 10.5%, which was based on Morgan Stanley’s estimate of the Company’s cost of equity derived using the capital asset pricing model based on Morgan Stanley’s judgment and experience. This analysis indicated the following approximate implied per share ranges, rounded to the nearest $0.25, for the Company:

Implied Per Share Equity Value Reference Ranges (rounded to the nearest $0.25)
	Long-Range Plan	Consensus Street Case
2018E	$14.25 - $18.25	$12.00 - $15.50

BofA Merrill Lynch applied forward AV/2018E Adjusted OIBDA multiples ranging from 5.0x to 6.0x derived from the Public Company Multiples Analysis discussed above to the Company’s fiscal year 2018 estimated Adjusted OIBDA based upon the Long-Range Plan. The resulting implied future stock prices were then discounted to present value using a discount rate of 11.0%, which was based on BofA Merrill Lynch’s estimate of the Company’s cost of equity derived using the capital asset pricing model based on BofA Merrill Lynch’s judgment and experience. This analysis indicated the following approximate implied per share ranges, rounded to the nearest $0.25, for the Company:

Implied Per Share Equity Value Reference Ranges (rounded to the nearest $0.25)
Long-Range Plan
2018E	$14.25 - $18.00

”

The third, fourth and sixth paragraphs under the heading “Financial Analyses and Opinions—Opinions of the Company’s Financial Advisors—Discounted Cash Flow Analysis” are replaced in their entirety with the following:

“Morgan Stanley calculated a range of implied values per Share using the estimated future unlevered free cash flows reflected in the Long-Range Plan and the Consensus Street Case for the period from September 30, 2017 through December 31, 2022. Forecasts for 2022 were extrapolated based on the direction of the management of the Company. Management of the Company directed Morgan Stanley to use and rely upon the Long-Range Plan and the Consensus Street Case in calculating the extrapolations. The extrapolations were reviewed and approved by management of the Company, and management of the Company directed Morgan Stanley to use and rely upon the extrapolations for purposes of its discounted cash flow analysis. A terminal value for the Company as of the end of fiscal year 2022 was derived by applying a range of AV/Adjusted OIBDA multiples of 5.0x to 6.0x, selected based on Morgan Stanley’s professional judgment, to the terminal year estimate of Adjusted OIBDA of $575 million and $391 million, as extrapolated for 2022 from the Long-Range Plan and as extrapolated for 2022 from the Consensus Street Case, respectively. To calculate an implied enterprise value for the Company, the unlevered free cash flows and the terminal value were discounted to September 30, 2017 using a range of discount rates from 6.6% to 7.6%, which range of discount rates was calculated using Morgan Stanley’s then current estimates of the weighted average cost of capital of the Company based on Morgan Stanley’s judgment and experience. Morgan Stanley then adjusted the implied total aggregate enterprise value ranges by the Company’s net debt as of September 30, 2017 and divided the resulting implied total equity value ranges by the fully diluted Shares outstanding. This analysis resulted in the following ranges of implied present values per Share:

Implied Present Value Per Share (rounded to the nearest $0.25)
Long-Range Plan	$17.50 - $22.75
Consensus Street Case	$13.25 - $16.75

The analysis also resulted in an implied perpetuity growth rate range for the Company of (1.3)% to 1.0% for the Long-Rage Plan and (4.0%) to (1.3%) for the Consensus Street Case. Morgan Stanley noted that (1) the closing price per Share on the Unaffected Date was $12.65 and (2) the cash consideration payable pursuant to the Merger Agreement was $18.50 per share.

BofA Merrill Lynch calculated a range of implied values per Share using the estimated future unlevered free cash flows reflected in the Long-Range Plan for the period from September 30, 2017 through December 31, 2021. A terminal value for the Company as of the end of fiscal year 2021 was derived by applying a range of last twelve month AV/Adjusted OIBDA multiples of 5.0x to 6.0x, selected based on BofA Merrill Lynch’s professional judgment, to the terminal year estimate of Adjusted OIBDA, as reflected in the Long-Range Plan. To calculate an implied enterprise value for the Company, the unlevered free cash flows and the terminal value were discounted to September 30, 2017 using a range of discount rates from 7.5% to 9.0%, which were based on an estimate of the Company’s weighted average cost of capital based on BofA Merrill Lynch’s judgment and experience. BofA Merrill Lynch then adjusted the total implied aggregate enterprise value ranges by the Company’s net debt as of September 30, 2017 and divided the resulting implied total equity value ranges by the fully diluted Shares outstanding. This analysis resulted in an implied per share reference range of $16.00 to $21.25 (rounded to the nearest $0.25) and equated to an implied perpetuity growth rate range of (1.8%) to 1.0%.”

The first five sentences under the heading “Financial Analyses and Opinions—Opinions of the Company’s Financial Advisors—Other Information—Leveraged Buyout Analysis” are replaced with the following:

“The financial advisors performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company at a given return target, exit multiple, and financing structure. In preparing this analysis, the financial advisors utilized the Long-Range Plan and the Consensus Street Case. The financial advisors assumed (1) a transaction date of December 31, 2017, (2) a subsequent exit transaction by the financial sponsor at the end of fiscal year 2022, (3) a multiple of 4.0x of net debt to the Company’s estimated 2017 Adjusted OIBDA of $400 million and $399 million, as set forth in the Long-Range Plan and Consensus Street Case, respectively (4)

a multiple range of 5.0x to 6.0x of 2022 next-twelve month Adjusted OIBDA (twelve month period ending 2023) of $580 million and $382 million, as set forth in the Long-Range Plan and Consensus Street Case, respectively, for an exit transaction and (5) a range of target internal rates of return for the financial sponsor of 12.5% to 17.5%. Forecasts for 2022 were extrapolated based on the direction of the management of the Company. Management of the Company directed the financial advisors to use and rely upon the Long-Range Plan and the Consensus Street Case in calculating the extrapolations. The extrapolations were reviewed and approved by management of the Company, and management of the Company directed the financial advisors to use and rely upon the extrapolations for purposes of their leveraged buyout analysis. The financial advisors selected the leverage multiple, financing terms, exit multiples and target internal rates of return based upon the application of their professional judgment.”

The following subsection is added at the end of the information provided under the heading “Company Management Forecasts”:

“Unlevered Free Cash Flows

The financial advisors computed at the direction of management of the Company, from financial information included in the Long-Range Plan and Consensus Street Case, the Company’s estimated unlevered free cash flows for purposes of its discounted cash flow analysis described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisors.” Such estimated unlevered free cash flows were computed by taking Adjusted OIBDA after stock based compensation, less taxes, capital expenditures and changes in net working capital, in the case of each of the foregoing, as prepared and estimated by management of the Company as part of the Long-Range Plan and Consensus Street Case and approved by management of the Company for use by the financial advisors for purposes of each of their respective opinions.

The following is a summary of the unlevered free cash flows for the Long-Range Plan for fiscal years 2017 through 2021:

($ in millions)	2017E	2018E	2019E	2020E	2021E
Long-Range Plan[1]	267	(27)	55	185	228

The following is a summary of the unlevered free cash flows for the Consensus Street Case for fiscal years 2017 through 2021:

($ in millions)	2017E	2018E	2019E	2020E	2021E
Consensus Street Case	54	224	235	232	227

[1]	Includes impact of divestitures.

”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Certain Litigation”:

“On December 29, 2017, solely to avoid the costs, risks and uncertainties inherent in litigation, the defendants in the actions described above entered with the plaintiffs into a memorandum of understanding (the “MOU”), pursuant to which the parties have agreed, without any admission by the defendants of wrongdoing or that the supplemental disclosures are material or required to be made, among other things, that the Company will make certain supplemental disclosures, which are set forth in the supplemental disclosures above. The MOU provides that, in light of the supplemental disclosures, the plaintiffs will dismiss the individual claims with prejudice with respect to the named plaintiffs (but without prejudice to the purported class of Company shareholders).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIME INC.

By:	/s/ Lauren Ezrol Klein
Name: Lauren Ezrol Klein Title: Executive Vice President, General Counsel and Corporate Secretary

Dated: December 29, 2017